Exhibit 99.1

OKYO Pharma Announces Scientific Advisory Board Meeting and Urcosimod Data Presentation During ASCRS Annual Meeting

London and New York, NY, April 7, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced that it will hold a key Scientific Advisory Board (SAB) meeting with leading ophthalmology experts during the 2026 American Society of Cataract and Refractive Surgery (ASCRS) Annual Meeting in Washington, DC. The SAB meeting, scheduled to take place alongside the conference, will bring together prominent corneal and ocular surface disease specialists to review clinical data for the company’s lead candidate, urcosimod and provide strategic guidance on the upcoming clinical program.

In conjunction with the SAB meeting, Dr. Pedram Hamrah, Professor of Ophthalmology, Vice Chair of academic medicine, and Director of clinical and translational research, University of South Florida and principle investigator of the urcosimod Phase 2 study, will present a paper at ASCRS, titled “Evaluation of Urcosimod in Neuropathic Corneal Pain: Efficacy and Safety Results from a Proof-of-Concept Pilot Phase 2 Study”. This paper will be presented in the Ocular Surface Disease II session on Saturday, April 11, 2026, from 3:30 PM to 5:00 PM at the meeting in Washington, DC.

“This dual presence at ASCRS with both a formal data presentation and a dedicated Scientific Advisory Board meeting represents an important milestone for OKYO,” said Robert Dempsey, Chief Executive Officer of OKYO Pharma. “The SAB meeting will allow us to engage deeply with top key opinion leaders in the field to refine our clinical strategy as we prepare to initiate the next clinical trial of urcosimod in the first half of 2026. We are encouraged by the efficacy signals and safety profile observed in the Phase 2 study and look forward to leveraging the collective expertise of the SAB to accelerate the development of this therapy addressing a significant unmet need for patients suffering from neuropathic corneal pain.”

The ASCRS Annual Meeting is widely regarded as one of the most prestigious gatherings for anterior segment surgeons and ophthalmologists, making it an ideal setting for both the data presentation and high-level scientific discussion.

Urcosimod is the first investigational therapy to receive an IND specifically for the treatment of neuropathic corneal pain and has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA).

About Neuropathic Corneal Pain (NCP)

Neuropathic corneal pain (NCP) is a chronic, often debilitating condition characterized by severe pain and sensitivity of the eyes, and in some cases the face or head. It is thought to result from damage or dysfunction of corneal sensory nerves, often in combination with inflammatory processes, and may occur in patients with a range of underlying ophthalmic conditions. There are currently no FDA-approved therapies specifically for NCP, resulting in patients being treated with limited or no success using various topical and systemic medications in an off-label manner.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a neuropathic corneal pain mouse model, respectively. OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com